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                                                                    Exhibit 21.1

Subsidiaries of the Registrant

The Registrant owns 100% of a United Kingdom company that was duly formed under applicable law on September 13, 1999 called "Extricity Software Limited", Registration Number 03843149. In May 2000, the name was changed to "Extricity Limited."

The Registrant owns 100% of a German company that was duly formed under applicable law on May 10, 2000 called "Extricity GmbH."

The Registrant owns 100% of a Dutch company that was duly formed under applicable law on July 18, 2000 called Extricity Holding B.V.

The Registrant owns 100% of a Canadian company that was duly formed under applicable law on August 4, 2000 called "Extricity (Canada) Corp."

The Registrant owns 100% of a French company that was duly formed under applicable law on September 11, 2000 called "Extricity SARL."